

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 2, 2010

Asher Zwebner
Chief Financial Officer
Dynamic Applications Corp.
C/o Beit Gibor Sport
7 Menachem Begin Street
Ramat Gan Israel 52521

> **Re:** **Dynamic Applications Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-150652**

Dear Mr. Zwebner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief